Form 20-F/A
period 2005-01-02
AHOLD LEASE USA INC
filed 2005-04-15
CIK 1162418

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 20-F/A
(Mark One)
|_|          Registration Statement pursuant to Section 12(b) or (g)
                     of the Securities Exchange Act of 1934
                                       or
|X|               Annual Report pursuant to Section 13 or 15(d)
                     of the Securities Exchange Act of 1934
                    for the fiscal year ended January 2, 2005
                                       or
|_|             Transition report pursuant to Section 13 or 15(d)
                     of the Securities Exchange Act of 1934
                  for the transition period from           to
                         Commission file number 0-18898

                             Koninklijke Ahold N.V.
             (Exact name of Registrant as specified in its charter)

                                   Royal Ahold
                 (Translation of Registrant's name into English)

                                 The Netherlands

                 (Jurisdiction of incorporation or organization)
               Albert Heijnweg 1, 1507 EH Zaandam, The Netherlands
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:


Title of each class                                                                   Name of each exchange on which registered
Common shares at a par value of EUR 0.25 each, represented by American Depositary
   Shares                                                                                      New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act:                         None.
Securities for which there is a reporting obligation pursuant to Section 15(d) of
   the Act:                                                                                             None.
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual
   Report:
     Cumulative preferred financing shares at a par value of EUR 0.25 per share                        369,217,164
     Common shares at a par value of EUR 0.25 per share                                              1,554,262,947


     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes |X| No |_|

Indicate by check mark which financial statement item the registrant has elected to follow.

                             Item 17 |_| Item 18 |X|

                                EXPLANATORY NOTE

This amendment to Form 20-F for the fiscal year ended January 2, 2005 of Koninklijke Ahold N.V. (the "Company"), originally filed on April 14, 2005, is being filed solely for purposes of including additional exhibits. Exhibit 4.5 is the Employment Agreement between the Company and William Grize that was in effect prior to June 1, 2004. Exhibit 4.6 is the Employment Agreement among the Company, Ahold U.S.A., Inc. ("Ahold U.S.A.") and Mr. Grize, effective June 1, 2004, providing for Mr. Grize to continue to serve as Chief Executive Officer of Ahold U.S.A. until April 30, 2006. The agreement provides for, among other things, a base salary of U.S. $895,000.00 per year, a performance-based bonus and participation in the Company's stock option plan and performance share grant plan. Exhibit 4.7 is the Employment Agreement between the Company and Theo de Raad that was in effect prior to April 23, 2004. Exhibit 4.8 is the Restated Employment Agreement between the Company and Mr. de Raad, effective April 23, 2004, providing for Mr. de Raad to remain employed by the Company until July 1, 2005 to assist on finalizing certain divestment activities. The agreement provides for, among other things, a base salary of EUR 637,080.73 per year and participation in the Company's stock option plan.

No other information in the original Form 20-F filed on April 14, 2005 is amended hereby.


PART III

Item 19.  EXHIBITS

The following exhibits are being added by this Form 20-F/A:


EXHIBIT        DESCRIPTION
  4.5          Employment Agreement between the Company and William Grize dated
               August 31, 2001, incorporated by reference to Exhibit 4.4 to the Company's Annual Report on Form 20-F for the fiscal year ended
               December 28, 2003.
  4.6          Employment Agreement among the Company, Ahold U.S.A. and William
               Grize, effective June 1, 2004.*
  4.7          Employment Agreement between the Company and Theo de Raad dated
               December 18, 2000, incorporated by reference to Exhibit 4.5 to the Company's Annual Report on Form 20-F for the fiscal year ended December 28, 2003.
  4.8          Restated Employment Agreement between the Company and Theo de
               Raad effective April 23, 2004.*

----------------------------
*   Filed herewith.

                                    SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, Ahold hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Form 20-F/A to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  Koninklijke Ahold N.V.


                                  By: /s/ PETER N. WAKKIE
                                      ---------------------
                                      Name:  Peter N. Wakkie

                                      Title: Executive Vice President and Chief
                                             Corporate Governance Counsel

Date:  April 15, 2005